Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

BLACKSTONE REAL ESTATE INCOME FUND II

c/o Blackstone Real Estate Income Advisors L.L.C.

345 Park Avenue

New York, New York 10154

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Blackstone Real Estate Income Fund II (the “Fund”) has received and accepted for repurchase your tender of [Advisor Class I] [Institutional Class II] common shares of beneficial interest in the Fund, $0.001 par value per share (the “Shares”).

In accordance with the terms of the tender offer, you will be issued a non-interest bearing, non-transferable promissory note (the “Note”), which will be held on your behalf by State Street Bank and Trust Company, the Fund’s administrator, entitling you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered shares as of December 31, 2016 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”) less the 2% “early withdrawal fee” (if applicable). Subject to the terms and conditions of the tender offer, payment(s) in settlement of the note are generally expected to be made in accordance with the schedule described below:

•	an initial payment equal to 90% of the unaudited net asset value of the Shares tendered and repurchased, determined as of the Valuation Date (the “Initial Payment”), which will be paid to the shareholder, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, on or before the later of (a) 30 days after the Valuation Date or (b) if the Fund has requested the repurchase of all or a portion of its investment in the Master Fund in order to fund the repurchase of Shares, ten business days after the Fund has received at least 90% of the aggregate repurchase amount from the Master Fund; and

•	a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the net asset value of the Shares tendered and repurchased by the Fund as of the Valuation Date over (b) the Initial Payment; such Contingent Payment to be payable promptly after completion of the Fund’s next annual audit.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the Initial Payment and the Contingent Payment by the amount of the fee.

If you have any questions (or wish to request a copy of your Note), please contact the Fund’s administrator at (855) 890-7725.

Sincerely,

Blackstone Real Estate Income Fund II